SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                       Chiquita Brands International, Inc.
                       -----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    170032106
                                    ---------
                                 (CUSIP Number)

                              Samuel Lewis Navarro
                                    President
                    Consolidated Fruit Corporation (BVI) Ltd.
                              Avenida Federico Boyd
                                     No. 431
                                   Panama City
                                     Panama
                                 (507) 269-3299
                                 --------------
                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                 With a Copy to:
                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                 April 28, 2000
                                 --------------
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss.240.13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 170032106                                                  Page 2 of 5

                                 SCHEDULE 13D/A
--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Consolidated Fruit Corporation (BVI) Ltd.
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group:

                                                            (a) |_|
                                                            (b) |_|
--------------------------------------------------------------------------------
3         SEC Use Only
--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          00
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization:  British Virgin Islands
--------------------------------------------------------------------------------
 NUMBER OF     7      Sole Voting Power          5,328,250*
  SHARES       -----------------------------------------------------------------
BENEFICIALLY   8      Shared Voting Power        0
 OWNED BY      -----------------------------------------------------------------
   EACH        9      Sole Dispositive Power     5,328,250*
 REPORTING     -----------------------------------------------------------------
  PERSON       10     Shared Dispositive Power   0
   WITH        -----------------------------------------------------------------
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
             5,328,250*
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                               |_|
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   8.02%*
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------


------------------------
* Does not include 67,700 shares of Chiquita Common Stock owned by the Lewis Navarro Family for which CFC disclaims beneficial ownership.

CUSIP No. 170032106                                                  Page 3 of 5


                  This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 27, 1999 (the "Schedule 13D") by Consolidated Fruit Corporation (BVI) Ltd., a corporation organized under the laws of the British Virgin Islands ("CFC"), and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.01 per share (the "Chiquita Common Stock"), of Chiquita Brands International, Inc., a New Jersey corporation (the "Issuer"). Capitalized terms used in the Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

                  Item 3 is hereby amended to read in its entirety as follows:

                  Pursuant to a Contribution Agreement, dated December 15, 1999, among Banistmo Capital Market Group Inc., a corporation organized under the laws of Panama ("Banistmo"), ELPV, a corporation organized under the laws of Panama ("ELPV") and Daza Corporation, a corporation organized under the laws of the British Virgin Islands ("Daza" and, together with Banistmo and ELPV, the "Investors"), the Investors collectively contributed to CFC an aggregate of 3,210,300 shares of Chiquita Common Stock and cash (the "Cash Contribution").

                  The remainder of the Cash Contribution not used to purchase a portion of the shares of Chiquita Common Stock which were the subject of the
Schedule 13D was used by CFC to purchase 400,550 shares of Chiquita Common Stock acquired by CFC after the filing of the Schedule 13D. The remaining 587,800 shares of Chiquita Common Stock acquired by CFC after the filing of the Schedule 13D were purchased through a margin account maintained by CFC.

Item 5.   Interest in Securities of the Issuer

                  Items 5(a) - (c) are hereby amended to read in their entirety as follows:

                  (a)-(b) CFC is the sole beneficial owner of, and has the sole power to vote or to direct the vote or dispose or direct the disposition of, 5,328,250 shares of Chiquita Common Stock, representing 8.02% of the outstanding shares of Chiquita Common Stock. The shares of Chiquita Common Stock owned by CFC do not include the 67,700 shares of Chiquita Common Stock owned by the Lewis Navarro Family for which CFC disclaims beneficial ownership. The calculation of the foregoing percentage is based on the number of shares of Chiquita Common Stock disclosed as outstanding on March 15, 2000 by the Issuer in its Annual Report on Form 10-K for the period ended December 31, 1999.

                  The Lewis Navarro Family beneficially owns, and has the sole power to vote or to direct the vote or dispose or direct the disposition of, 67,700 shares of Chiquita Common Stock, representing approximately 0.1% of the outstanding shares of Chiquita Common Stock. The calculation of the foregoing percentage is based on the number of shares of Chiquita Common Stock disclosed as outstanding on March 15, 2000 by the Issuer in its Annual Report on Form 10-K for the period ended December 31, 1999.

CUSIP No. 170032106                                                  Page 4 of 5


                  (c) Since the filing of the Schedule 13D, CFC has purchased 988,350 shares of Chiquita Common Stock. The following table sets forth information concerning the shares of Chiquita Common Stock purchased by CFC in open market purchases within the last 60 days, including the date of each such purchase, the number of shares of Chiquita Common Stock purchased on each such date and the price per share of Chiquita Common Stock for each such purchase:


                                     Number of
                                Shares of Chiquita
            Date              Common Stock Purchased           Price Per Share
            ----              ----------------------           ---------------
        March 14, 2000                  4,500                       $4.00
        March 15, 2000                  5,700                       $4.00
        March 23, 2000                200,000                       $4.19
        March 24, 2000                 21,100                       $4.13
        March 27, 2000                  7,500                       $4.00
        April 28, 2000                330,000                       $3.75

                  Within the last 60 days, the Lewis Navarro Family has not acquired or disposed of any shares of Chiquita Common Stock.

CUSIP No. 170032106                                                  Page 5 of 5


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2000

                                                 CONSOLIDATED FRUIT
                                                 CORPORATION (BVI) LTD.



                                                 By: /s/ Samuel Lewis Navarro
                                                     ---------------------------
                                                     Name:  Samuel Lewis Navarro
                                                     Title: President